SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________

SCHEDULE 13D
_______________________________

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ENVESTNET, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

29404K106
(CUSIP Number)

David Maryles
Managing Director, Legal and Compliance
BlackRock, Inc.
50 Hudson Yards
New York, NY 10001
(212) 810-5300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 11, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:  29404K106

1	NAMES OF REPORTING PERSONS BlackRock, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,014,594
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,044,527
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,044,527
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

EXPLANATORY NOTE

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Schedule 13D (as amended, the “Schedule 13D”) filed with the U.S. Securities and Exchange Commission on May 21, 2021 (the “Original Schedule 13D”), as amended by Amendment No. 1 on June 10, 2021, by and on behalf of BlackRock, Inc. (“BlackRock”), relating to the common stock, par value $0.005 per share (the “Common Stock”), of Envestnet, Inc., a Delaware corporation (the “Issuer”).

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended by incorporating herein by reference the information set forth on the updated Annex A attached hereto.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

As of July 11, 2024, BlackRock, in its role as the parent of the Advisory Subsidiaries (as defined in the Original Schedule 13D) in the capacity as investment advisers to certain client accounts, held beneficial ownership of 5,688,711 shares of Common Stock (including 77,057 shares of Common Stock issuable upon conversion of notes) acquired prior to such date for an aggregate purchase price of approximately $340,251,152. Such acquisitions were made for investment purposes with available funds of the applicable client accounts in the ordinary course of business of the Advisory Subsidiaries.

In addition, as previously disclosed, in December 2018, BlackRock for its own account acquired directly from the Issuer 2,355,816 shares of Common Stock at a purchase price of $52.13 per share for an aggregate purchase price of $122,808,688.08 (from BlackRock’s working capital balances) and a warrant (the “Warrant”) to purchase 471,163 shares of Common Stock at an exercise price of $65.16 per share, subject to customary anti-dilution adjustments. The Warrant expired unexercised on the four-year anniversary of acquisition.

Transactions made for investment purposes in the ordinary course of business of the Advisory Subsidiaries are undertaken solely for the benefit of the applicable client account and are independent from the strategic relationship with and investment in the Issuer made by BlackRock for its own account.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to include the following:

On July 11, 2024, the Issuer, BCPE Pequod Buyer, Inc., a Delaware corporation (“Parent”), and BCPE Pequod Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Parent and Merger Sub are affiliates of investment vehicles managed or advised by Bain Capital Private Equity, LP. Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Issuer, with the Issuer surviving as a wholly owned subsidiary of Parent (the “Merger”).
Upon the terms and subject to the conditions set forth in the Merger Agreement, upon the effective time of the Merger (the “Effective Time”), each share of Common Stock that is issued and outstanding as of immediately prior to the Effective Time (other than any shares of Common Stock (i) owned by Parent (or any of its affiliates), Merger Sub or the Issuer or any direct or indirect wholly owned subsidiaries of Parent (or any of its affiliates), Merger Sub or the Issuer, (ii) that are Rollover Shares (as defined below), (iii) held in treasury of the Issuer, (iv) issuable in respect of the Company Equity Awards (as defined in the Merger Agreement) and (v) as to which appraisal rights have been properly exercised in accordance with Delaware law), will be automatically cancelled, extinguished and converted into the right to receive $63.15, without interest thereon (the “Merger Consideration”).

If the Merger is consummated, the Common Stock will be delisted from The New York Stock Exchange and deregistered under the Securities Exchange Act of 1934, as amended, as promptly as practicable after the Effective Time.

On July 11, 2024, concurrently with the execution and delivery of the Merger Agreement, Parent, Merger Sub, BCPE Pequod Topco, LP and the Issuer entered into a Rollover and Support Agreement (the “Rollover Agreement”) with a subsidiary of BlackRock. Under the Rollover Agreement, such subsidiary has agreed to vote or execute consents with respect to certain shares of Common Stock beneficially owned by such subsidiary and held for its own account (such shares, the “Rollover Shares”) in favor of the Merger and the Merger Agreement, subject to certain terms and conditions contained therein. In addition, such subsidiary has agreed to “rollover” its Rollover Shares into a non-voting ownership interest in the parent company of Parent; provided, however, that in no event shall such subsidiary receive a number of ownership interest in the parent company of Parent that would result in such subsidiary indirectly holding in excess of 4.9% of the equity interests in the Issuer at the closing of the Merger (and the number of Rollover Shares will be automatically decreased as necessary to give effect to the foregoing limit). Shares of Common Stock beneficially owned by BlackRock’s Advisory Subsidiaries in their capacity as investment advisers to client accounts are not subject to the terms and conditions set forth in the Rollover Agreement.

The foregoing descriptions of the Merger Agreement and Rollover Agreement do not purport to be complete and are qualified in their entirety by reference to the text of such agreements, which with respect to (i) the Merger Agreement was filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 11, 2024 and (ii) the Rollover Agreement is filed as Exhibit 3 to this Amendment No. 2, and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Items 5 (a) and (b) are hereby amended and restated in their entirety as follows:

(a) and (b) The responses of BlackRock to Rows (7) through (11), and (13) of the cover page of this Schedule 13D are incorporated herein by reference.

The aggregate percentage of shares of Common Stock reported as beneficially owned by BlackRock was calculated based on 55,221,888 shares of Common Stock issued and outstanding as of July 8, 2024, as disclosed in the Merger Agreement filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 11, 2024.

The Common Stock beneficially owned by BlackRock includes Common Stock beneficially owned by the Advisory Subsidiaries, including Aperio Group LLC, BlackRock Advisors (UK) Limited, BlackRock Advisors LLC, BlackRock Asset Management Canada Limited, BlackRock Financial Management, Inc., BlackRock Fund Advisors, BlackRock Institutional Trust Company, National Association, BlackRock Investment Management (Australia) Limited, BlackRock Investment Management (UK) Limited, BlackRock Investment Management, LLC and SpiderRock Advisors LLC.

Item 5(c) is hereby amended to include the following:

(c) During the past 60-day period ended July 11, 2024, BlackRock effected trades in Common Stock for the purpose of ensuring that holdings of certain index-tracking funds and accounts for which certain of the Advisory Subsidiaries act as investment advisers track their respective indexes as accurately as possible. Annex B, attached hereto, sets forth transactions in the Common Stock, including such index-tracking trades, that were effected during the 60-day period ended July 11, 2024. The transactions in the Common Stock described on Annex B were effected on securities exchanges unless otherwise indicated therein.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to include the following:

Accounts managed by BlackRock have entered into notional principal amount derivative agreements (the “Derivative Agreements”) in the form of cash settled swaps with respect to 1,639,938 shares of Common Stock (representing economic exposure to approximately 3.0% of the total issued and outstanding shares of Common Stock as of July 11, 2024). The Derivative Agreements provide such holder with economic results that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the Common Stock that are the subject of the Derivative Agreements (such stock, the “Subject Stock”). BlackRock hereby expressly disclaims beneficial ownership of the Subject Stock. BlackRock does not have a pecuniary interest in the Subject Stock held by Advisory Subsidiaries for client accounts. The counterparties to the Derivative Agreements are unaffiliated third-party financial institutions.

In addition, accounts managed by BlackRock own the following corporate bonds of the Issuer:

Date Issued	Maturity Date	Total Position ($)	Interest Rate (%)
8/20/2020	8/15/2025	2,260,000	0.750
11/17/2022	12/1/2027	4,100,000	2.625

Item 7. Material to be filed as Exhibits.

Item 7 is hereby amended to include the following:

Exhibit 3	Rollover and Support Agreement, dated July 11, 2024, by and among Envestnet, Inc., BlackRock, Inc., BCPE Pequod Buyer, Inc., BCPE Pequod Merger Sub, Inc. and BCPE Pequod Topco, LP.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 12, 2024	BLACKROCK, INC.

	By:	/s/ David Maryles
	Name:	David Maryles
	Title:	Attorney in Fact

Annex A

The following is a list of the executive officers and directors of BlackRock, Inc. (collectively, the “Covered Persons”), setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship for each such person. Each Covered Person is a citizen of the United States, unless otherwise noted, and does not have any other principal occupation (outside of similar positions held with respect to other entities directly or indirectly managed or advised by BlackRock).

Executive Officers
Name	Principal Occupation or Employment	Business Address	Citizenship
Laurence D. Fink	Chairman and Chief Executive Officer	BlackRock, Inc. 50 Hudson Yards New York, NY 10001	U.S.

Robert S. Kapito	President	BlackRock, Inc. 50 Hudson Yards New York, NY 10001	U.S.

Stephen Cohen	Senior Managing Director and Chief Product Officer	BlackRock, Inc. Drapers Gardens 12 Throgmorton Avenue London EC2N 2DL United Kingdom	U.K.

Marc Comerchero	Managing Director, Chief Accounting Officer and Global Controller	BlackRock, Inc. 50 Hudson Yards New York, NY 10001	U.S.

Robert L. Goldstein	Senior Managing Director and Chief Operating Officer	BlackRock, Inc. 50 Hudson Yards New York, NY 10001	U.S.

Caroline Heller	Senior Managing Director and Global Head of Human Resources	BlackRock, Inc. 50 Hudson Yards New York, NY 10001	U.S.

J. Richard Kushel	Senior Managing Director and Head of the Portfolio Management Group	BlackRock, Inc. 50 Hudson Yards New York, NY 10001	U.S.

Rachel Lord	Senior Managing Director and Head of International	BlackRock, Inc. Drapers Gardens 12 Throgmorton Avenue London EC2N 2DL United Kingdom	U.K.

Christopher J. Meade	Senior Managing Director, Chief Legal Officer and General Counsel	BlackRock, Inc. 50 Hudson Yards New York, NY 10001	U.S.

Martin Small	Senior Managing Director and Chief Financial Officer	BlackRock, Inc. 50 Hudson Yards New York, NY 10001	U.S.

Mark Wiedman	Senior Managing Director and Head of the Global Client Business	BlackRock, Inc. 50 Hudson Yards New York, NY 10001	U.S.

Directors
Name	Principal Occupation or Employment	Business Address	Citizenship
Pamela Daley	General Electric Company – Former Senior Vice President of Corporate Business Development	BlackRock, Inc. 50 Hudson Yards New York, NY 10001	U.S.

Laurence D. Fink	BlackRock, Inc. – Chairman and Chief Executive Officer	BlackRock, Inc. 50 Hudson Yards New York, NY 10001	U.S.

William E. Ford	General Atlantic – Chairman and Chief Executive Officer	General Atlantic Park Avenue Plaza 55 East 52nd Street, 33rd Fl New York, NY 10055	U.S.

Fabrizio Freda	The Estée Lauder Companies Inc. – President and Chief Executive Officer	Estée Lauder Companies 767 Fifth Avenue, 40th Fl New York, NY 10153	Italy & U.S.

Murry S. Gerber	EQT Corporation – Former Executive Chairman, Chairman, President and CEO	BlackRock, Inc. 50 Hudson Yards New York, NY 10001	U.S.

Margaret “Peggy” L. Johnson	Agility Robotics, Inc. – Chief Executive Officer	Agility Robotics 32114 Mallard Ave Tangent, OR 97389	U.S.

Robert S. Kapito	BlackRock, Inc. – President	BlackRock, Inc. 50 Hudson Yards New York, NY 10001	U.S.

Cheryl D. Mills	BlackIvy Group LLC – President and Chief Executive Officer	BlackIvy Group LLC 2300 N Street NW Suite 630 Washington DC 20037	U.S.

Amin H. Nasser	Saudi Arabian Oil Company – President and Chief Executive Officer	P.O. Box 5000, Dhahran, 31311, Kingdom of Saudi Arabia	Saudi Arabia

Gordon M. Nixon	Royal Bank of Canada – Former President, CEO and Board Member	BlackRock, Inc. 50 Hudson Yards New York, NY 10001	Canada

Kristin Peck	Zoetis Inc. – Chief Executive Officer	Zoetis Inc. 10 Sylvan Way Parsippany, NJ 07054	U.S.

Charles H. Robbins	Cisco Systems, Inc. – Chairman and Chief Executive Officer	Cisco Systems, Inc. 300 West Tasman Drive San Jose, CA 95134	U.S.

Marco Antonio Slim Domit	Grupo Financiero Inbursa, S.A.B. de C.V. – Chairman	Grupo Financiero Inbursa Av. Paseo de las Palmas, #736 Floor 1 Colonia Lomas de Chapultepec C.P. 11000, México D.F.	Mexico

Hans E. Vestberg	Verizon Communications Inc. – Chairman and Chief Executive Officer	Verizon Communications Inc. 1095 Avenue of the Americas New York, NY 10036	Sweden

Susan L. Wagner	BlackRock, Inc. - Former Vice Chairman	BlackRock, Inc. 50 Hudson Yards New York, NY 10001	U.S.
Mark Wilson	Aviva plc – Former Chief Executive Officer; AIA Group Ltd – Former President and Chief Executive Officer	BlackRock, Inc. 50 Hudson Yards New York, NY 10001	New Zealand

Annex B

Transaction in Common Stock

Legal Entity	Trade Date	Amount	Trade Price	Buy/Sell
BlackRock Institutional Trust Company, National Association	May 13, 2024	289	$65.75	Buy
BlackRock Advisors, LLC	May 13, 2024	2,860.00	$65.75	Buy
BlackRock Institutional Trust Company, National Association	May 13, 2024	39	$65.75	Buy
BlackRock Financial Management, Inc.	May 15, 2024	59	$66.87	Buy
BlackRock Institutional Trust Company, National Association	May 15, 2024	392	$66.87	Buy
BlackRock Institutional Trust Company, National Association	May 15, 2024	795	$66.87	Buy
BlackRock Advisors, LLC	May 15, 2024	7,316.00	$66.87	Buy
BlackRock Institutional Trust Company, National Association	May 15, 2024	11	$66.87	Buy
BlackRock Institutional Trust Company, National Association	May 15, 2024	76	$66.87	Buy
BlackRock Institutional Trust Company, National Association	May 15, 2024	-59	$66.87	Sell
BlackRock Institutional Trust Company, National Association	May 15, 2024	-82	$66.87	Sell
BlackRock Institutional Trust Company, National Association	May 16, 2024	101	$66.30	Buy
BlackRock Institutional Trust Company, National Association	May 16, 2024	589	$66.30	Buy
BlackRock Advisors, LLC	May 16, 2024	3,757.00	$66.30	Buy
BlackRock Financial Management, Inc.	May 16, 2024	69	$66.30	Buy
BlackRock Institutional Trust Company, National Association	May 16, 2024	422	$66.30	Buy
BlackRock Financial Management, Inc.	May 16, 2024	4	$66.30	Buy
BlackRock Financial Management, Inc.	May 16, 2024	-107	$66.30	Sell
BlackRock Fund Advisors	May 16, 2024	-2,565.00	$66.55	Sell
BlackRock Advisors, LLC	May 17, 2024	8,266.00	$67.81	Buy
BlackRock Institutional Trust Company, National Association	May 17, 2024	13	$67.81	Buy
BlackRock Financial Management, Inc.	May 17, 2024	112	$67.81	Buy
BlackRock Institutional Trust Company, National Association	May 17, 2024	696	$67.81	Buy
BlackRock Institutional Trust Company, National Association	May 17, 2024	607	$67.81	Buy
BlackRock Institutional Trust Company, National Association	May 17, 2024	161	$67.81	Buy
BlackRock Fund Advisors	May 17, 2024	60	$66.77	Buy
BlackRock Institutional Trust Company, National Association	May 20, 2024	290	$67.75	Buy
BlackRock Institutional Trust Company, National Association	May 20, 2024	313	$67.75	Buy
BlackRock Institutional Trust Company, National Association	May 20, 2024	71	$67.75	Buy
BlackRock Financial Management, Inc.	May 20, 2024	51	$67.75	Buy
BlackRock Institutional Trust Company, National Association	May 21, 2024	127	$67.62	Buy
BlackRock Institutional Trust Company, National Association	May 22, 2024	279	$66.13	Buy
BlackRock Financial Management, Inc.	May 22, 2024	31	$66.13	Buy
BlackRock Institutional Trust Company, National Association	May 22, 2024	41	$66.13	Buy
BlackRock Institutional Trust Company, National Association	May 22, 2024	172	$66.13	Buy
BlackRock Fund Advisors	May 22, 2024	-1,567.00	$67.35	Sell
BlackRock Institutional Trust Company, National Association	May 23, 2024	133	$68.51	Buy
BlackRock Institutional Trust Company, National Association	May 23, 2024	30	$68.51	Buy
BlackRock Institutional Trust Company, National Association	May 23, 2024	320	$68.51	Buy
BlackRock Financial Management, Inc.	May 28, 2024	70	$68.45	Buy
BlackRock Institutional Trust Company, National Association	May 28, 2024	137	$68.45	Buy
BlackRock Financial Management, Inc.	May 28, 2024	228	$68.45	Buy
BlackRock Institutional Trust Company, National Association	May 28, 2024	724	$68.45	Buy
BlackRock Institutional Trust Company, National Association	May 28, 2024	570	$68.45	Buy
B-1

BlackRock Institutional Trust Company, National Association	May 29, 2024	209	$67.97	Buy
BlackRock Institutional Trust Company, National Association	May 29, 2024	53	$67.97	Buy
BlackRock Institutional Trust Company, National Association	May 29, 2024	188	$67.97	Buy
BlackRock Fund Advisors	May 29, 2024	-2,179.00	$67.45	Sell
BlackRock Institutional Trust Company, National Association	May 29, 2024	-134	$67.77	Sell
BlackRock Asset Management Ireland Limited	May 30, 2024	-2,316.00	$66.24	Sell
BlackRock Fund Advisors	May 30, 2024	-1,128.00	$67.25	Sell
BlackRock Institutional Trust Company, National Association	May 31, 2024	332	$65.51	Buy
BlackRock Institutional Trust Company, National Association	May 31, 2024	1,127.00	$65.51	Buy
BlackRock Institutional Trust Company, National Association	May 31, 2024	60	$65.51	Buy
BlackRock Institutional Trust Company, National Association	May 31, 2024	841	$65.51	Buy
BlackRock Institutional Trust Company, National Association	May 31, 2024	-42	$65.51	Sell
BlackRock Financial Management, Inc.	May 31, 2024	-13	$65.51	Sell
BlackRock Institutional Trust Company, National Association	May 31, 2024	-86	$65.51	Sell
BlackRock Asset Management Canada Limited	May 31, 2024	-585	$65.51	Sell
BlackRock Fund Advisors	May 31, 2024	-4,000.00	$65.86	Sell
BlackRock Institutional Trust Company, National Association	June 3, 2024	1,092.00	$65.25	Buy
BlackRock Institutional Trust Company, National Association	June 3, 2024	542	$65.25	Buy
BlackRock Institutional Trust Company, National Association	June 3, 2024	120	$65.25	Buy
BlackRock Fund Advisors	June 3, 2024	-3,328.00	$65.60	Sell
BlackRock Institutional Trust Company, National Association	June 4, 2024	264	$65.19	Buy
BlackRock Institutional Trust Company, National Association	June 4, 2024	-103	$65.19	Sell
BlackRock Institutional Trust Company, National Association	June 4, 2024	-24	$65.19	Sell
BlackRock Fund Advisors	June 4, 2024	-1,800.00	$65.34	Sell
BlackRock Institutional Trust Company, National Association	June 4, 2024	-96	$65.19	Sell
BlackRock Fund Advisors	June 5, 2024	-1,024.00	$65.06	Sell
BlackRock Institutional Trust Company, National Association	June 6, 2024	212	$64.52	Buy
BlackRock Institutional Trust Company, National Association	June 7, 2024	424	$64.27	Buy
BlackRock Fund Advisors	June 7, 2024	-1,031.00	$64.22	Sell
BlackRock Institutional Trust Company, National Association	June 10, 2024	140	$62.26	Buy
BlackRock Fund Advisors	June 10, 2024	-1,022.00	$63.31	Sell
BlackRock Financial Management, Inc.	June 11, 2024	294	$60.62	Buy
BlackRock Institutional Trust Company, National Association	June 11, 2024	361	$60.62	Buy
BlackRock Fund Advisors	June 11, 2024	-18,706.00	$60.62	Sell
BlackRock Fund Advisors	June 11, 2024	-12	$60.62	Sell
BlackRock Institutional Trust Company, National Association	June 11, 2024	-148	$60.62	Sell
BlackRock Fund Advisors	June 11, 2024	-5,755.00	$60.62	Sell
BlackRock Institutional Trust Company, National Association	June 12, 2024	492	$60.79	Buy
BlackRock Institutional Trust Company, National Association	June 12, 2024	803	$60.79	Buy
BlackRock Institutional Trust Company, National Association	June 12, 2024	-116	$60.79	Sell
BlackRock Institutional Trust Company, National Association	June 13, 2024	1,665.00	$60.62	Buy
BlackRock (Luxembourg) S.A.	June 14, 2024	35	$59.94	Buy
BlackRock (Luxembourg) S.A.	June 17, 2024	97	$61.82	Buy
BlackRock (Luxembourg) S.A.	June 17, 2024	45	$61.82	Buy
BlackRock Institutional Trust Company, National Association	June 17, 2024	294	$61.82	Buy
BlackRock Fund Advisors	June 18, 2024	95	$62.04	Buy
BlackRock Financial Management, Inc.	June 21, 2024	128	$62.37	Buy
BlackRock Institutional Trust Company, National Association	June 21, 2024	719	$62.37	Buy
BlackRock Financial Management, Inc.	June 21, 2024	333	$62.37	Buy
BlackRock Financial Management, Inc.	June 21, 2024	996	$62.37	Buy
BlackRock Institutional Trust Company, National Association	June 21, 2024	885	$62.37	Buy
BlackRock Fund Advisors	June 21, 2024	-85	$62.37	Sell
BlackRock Fund Advisors	June 21, 2024	-2	$62.37	Sell
B-2

BlackRock Fund Advisors	June 21, 2024	-88	$62.37	Sell
BlackRock Asset Management Ireland Limited	June 21, 2024	-60	$62.37	Sell
BlackRock Asset Management Ireland Limited	June 21, 2024	-1,755.00	$62.37	Sell
BlackRock Fund Advisors	June 21, 2024	-7	$62.37	Sell
BlackRock Institutional Trust Company, National Association	June 21, 2024	-9	$62.37	Sell
BlackRock Institutional Trust Company, National Association	June 21, 2024	-267	$62.37	Sell
BlackRock Fund Advisors	June 21, 2024	-2,430.00	$62.37	Sell
BlackRock Fund Advisors	June 21, 2024	-70,138.00	$62.37	Sell
BlackRock Financial Management, Inc.	June 21, 2024	-132	$62.37	Sell
BlackRock Institutional Trust Company, National Association	June 21, 2024	-4	$62.37	Sell
BlackRock Institutional Trust Company, National Association	June 21, 2024	-130	$62.37	Sell
BlackRock Fund Advisors	June 21, 2024	-15,368.00	$62.37	Sell
BlackRock Fund Advisors	June 21, 2024	-533	$62.37	Sell
BlackRock Institutional Trust Company, National Association	June 21, 2024	-15	$62.37	Sell
BlackRock Institutional Trust Company, National Association	June 21, 2024	-438	$62.37	Sell
BlackRock Advisors, LLC	June 28, 2024	6,684.00	$62.59	Buy
BlackRock Financial Management, Inc.	June 28, 2024	-173	$62.59	Sell
BlackRock Institutional Trust Company, National Association	June 28, 2024	-100	$62.59	Sell
BlackRock Institutional Trust Company, National Association	July 2, 2024	653	$62.12	Buy
BlackRock Fund Advisors	July 2, 2024	-15,791.00	$62.12	Sell
BlackRock Fund Advisors	July 3, 2024	11,926.00	$63.20	Buy

B-3